

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 30, 2009

Mr. Guosheng Xu
Chief Executive Officer
Zhaoheng Hydropower Company
F/19, Unit A, Jingfengcheng Building
5015 Shennan East Road
Shenzhen, China 518015

       Re: Zhaoheng Hydropower Limited
             Item 4.02 Form 8-K
             Filed April 15, 2009
             Item 4.02 Form 8-K/A
             Filed June 12, 2009
             File No. 0-52786

Dear Mr. Xu:

      We have completed our review of your Forms 8-K and related filings and have no further comments at this time.

             Sincerely,

             Adam Phippen
             Staff Accountant